SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports First Quarter 2009 Financial Results dated May 20, 2009.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports First Quarter 2009 Financial Results

Company Reports Record Operating Cash Flow

On Wednesday May 20, 2009, 3:16 am EDT

PETACH TIKVA, Israel, May 20 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ: IGLD - News; TASE: IGLD) today reported its financial results for the first quarter of 2009.

    Highlights

    - Strong revenues and EBITDA: First quarter revenues up 8% to NIS 302M; adjusted EBITDA up 15% to NIS 69M.

    - Strong operating cash flow: NIS 53M in Q1 2009.Net finance debt as of March 31, 2009 decreased by NIS 60M from the beginning of 2009.

    - 012 Smile.Communications: Record quarterly net Income attributable to operating growth and favorable exchange rates.

    - Smile.Media returns to bottom line profitability.

    - Share and bond buy-back programs continue.


                                                                    Q1'09 vs.
    (in millions of NIS)                             Q1'09   Q1'08    Q1'08
    Revenues                                           302     280       8%
    Gross Profit                                        95      91       4%
    EBIT                                                40      27      48%
    Adjusted EBITDA                                     69      60      15%
    Net Income                                          33       1    3200%

Financial Results for the First Quarter

Revenues: Revenues for the first quarter of 2009 were NIS 302 million (US $72 million), a 8% increase compared with NIS 280 million in the first quarter of 2008.The increased revenues reflect the results delivered by 012
Smile.Communications, together with the modest contribution of Smile.Media.

Adjusted EBITDA: Adjusted EBITDA for the first quarter of 2009 was NIS 69 million (US $16 million), a 15% increase compared with NIS 60 million for the first quarter of 2008. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Financial Income (Expenses), Net: Financial income net, for the first quarter of 2009 totaled NIS 27 million (US $6.5 million) compared with NIS 22 million of financial expenses in the first quarter of 2008. In the first quarter of 2009, the Company recorded NIS 21 million (US $5 million) of financial income associated with the increase of the US dollar exchange rate against the NIS. In addition, during the first quarter of 2009, the market price of certain of the Company's investments increased, as a result of the global improvement in the capital markets. The Company has classified these investments as marketable securities and is required to mark these investments to market. This resulted in income of NIS 11 million (US $2.6 million) during the quarter that was recorded as financial income.

Net Results: On a U.S. GAAP basis, the Company recorded net income for the first quarter of 2009 of NIS 32.8 million (US $7.8 million), or NIS 1.61 (US $0.38) per share on a fully diluted basis. This compares to net income of NIS 0.6 million, or NIS 0.03 per share on a fully diluted basis for the first quarter of 2008.

Balance Sheet

The Company's cash, cash equivalents and marketable securities as of March 31, 2009 were NIS 577 million (US $138 million). Total assets as of March 31, 2009 were NIS 1,968 million (U.S. $470 million) and total bank debt was NIS 84 million (U.S. $20 million). Shareholders' equity as of March, 31 2009 was NIS 378 million ($90 million), representing 19% of total assets. The Company's current ratio as of March, 31 2009 was 1.25, while the ratio of net debt to EBITDA was 1.5, which is within the target range established by management.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The first quarter was again a strong quarter for our group. The primary driver of our results remains our communications segment, which has achieved record net income and superb operating results in all parameters as a leader in the Israeli communications market. We are also pleased that our media segment has returned to net and operating profitability. In parallel, our strong cash position enhances the financial stability of our group, creating the strong platform we need to move forward with our growth strategy."

Mr. Holtzman continued, "With a strong belief that our shares are undervalued and given our long-term prospects, we continue to execute on our buy-back programs. At the same time, we continue seeking out the suitable M&A target while maintaining careful control over expenses."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): 012 Smile Communications reported improved quarterly revenues of NIS 284 million (US $68 million) for the quarter ended March 31, 2009, compared to NIS 263 million for the same period in 2008, an 8% increase. Revenue for the quarter ended March 31, 2009 from broadband services was NIS 149 million (US $ 35.6 million) compared to NIS 130 million for the first quarter of 2008, an increase of 15%. Revenue from traditional voice services for the quarter was NIS 136 million (US$ 32.5 million) compared to NIS 134 million for the same period last year.

012 Smile Communications' operating income for the first quarter of 2009 increased to NIS 40.4 million (US $9.6 million) compared with NIS 30.5 million for the same period last year. Operating income for the first quarter of 2009 benefited from a one-time gain of NIS 5.4 million (US $1.3 million) recorded in cost of revenues reflecting the settlement of a long-term dispute between the Company and Bezeq, Israel's incumbent telecommunications service provider. As part of this settlement, an additional amount of NIS 2 million (US $0.5 million) was included in financial income. Net income for quarter ended March 31, 2009 increased to a record NIS 49 million (US $11.7 million), or NIS 1.93 (US $0.46) per share, compared to NIS 6 million, or NIS 0.22 per share (on a fully diluted basis) for the same period in 2008, Adjusted EBITDA for the first quarter of 2009 increased to NIS 69 million (US $16.5 million) compared with NIS 62 million for the same period last year. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Smile.Media Ltd.: Smile.Media delivered another consecutive quarter of increased revenues and contributed to the Company's operating income and net income during the first quarter of 2009. The segment's revenues for the first quarter were NIS
17.5 million (US $4.2 million), derived primarily from its e-commerce businesses. The subsidiary's operating income for the first quarter of 2009 increased to NIS 0.5 million (US $0.12 million) compared with a NIS 1.7 million loss for the same period last year. Net income for quarter ended March 31, 2009 increased to NIS 0.1 million (US $0.02 million), compared to a NIS 2.4 million loss, for the same period in 2008, Adjusted EBITDA for the first quarter of 2009 increased to NIS 0.9 million (US $0.2million) compared with NIS 0.1 million for the same period last year.

Other: During the first quarter of 2009, Internet Gold incurred operating expenses of approximately NIS 1.3 million (US $0.3 million). These expenses were primarily for activities related to the Company's listing on public securities exchanges, including expenses such as investor relations, Sarbanes Oxley compliance, insurance and legal expenses and for the continued investigation of potential joint venture and M&A opportunities.

    Buyback Programs

    - Share Repurchase Program: The Company repurchased 1,078,813 of its ordinary shares during the quarter ended March 31, 2009.The total number of Internet Gold shares repurchased through its share repurchase programs as of March 31, 2009 reached 4,943,294 shares, bringing the number of total outstanding shares as of March 31, 2009 to 18,575,112. From March 31, 2009 to May 17, 2009, an additional 425,925 shares were repurchased, reducing the total number of outstanding shares to 18,149,187 as of May 17, 2009.

    - Bond Repurchase Program: The Company has not repurchased any of its bonds during the quarter and to date. As of March 31, 2009 NIS 91,845,026 par value of Series A and NIS 417,285,630 par value of Series B bonds, remain outstanding.

Notes:

Non-GAAP Measurements Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net impairment and other charges, income attributable to non-controlling interest, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars For the convenience of the reader, the reported NIS figures of March 31, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2009 (NIS 4.188 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

    Internet Gold - Golden Lines Ltd.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        4.188
                                           March 31    March 31      March 31
                                               2009        2008          2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                             NIS thousands        $ thousands

    Current assets
    Cash and cash equivalents                74,114     518,332        17,697
    Marketable securities                   194,247     281,717        46,382
    Trade receivables, net                  218,248     231,136        52,113
    Other receivables                        51,958      36,389        12,406
    Deferred tax assets                      22,389       8,861         5,346

    Total current assets                    560,956   1,076,435       133,944

    Investments
    Long-term receivables                     6,200       3,150         1,480
    Marketable securities                   309,073           -        73,800
    Deferred taxes                               58      12,925            14
    Assets held for employee
    severance benefits                       17,185      21,347         4,103
    Investments in investee companies            91         291            22

                                            332,607      37,713        79,419

    Property and equipment, net             172,364     169,705        41,156

    Goodwill, other assets and
    deferred charges                        902,207     925,586       215,427

    Total assets                          1,968,134   2,209,439       469,946

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        4.188
                                           March 31    March 31      March 31
                                               2009        2008          2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                             NIS thousands        $ thousands


    Current liabilities
    Short-term bank credit                   74,574    144,422       17,807
    Current maturities of
    long-tem obligations                      9,468      7,176        2,261
    Accounts payable                        148,387    152,522       35,431
    Current maturities of convertible
    debentures                               18,395     18,802        4,392
    Current maturities of debentures         64,332     91,279       15,361
    Other current liabilities               131,845    151,118       31,482
    Total current liabilities               447,001    565,319      106,734

    Long term liabilities
    Long-term loans and other long-term
    obligations                                   -      9,175            -
    Liability for employee
    severance benefits                       33,989     34,974        8,116
    Deferred tax liabilities                 61,806     70,507       14,758
    Convertible debentures                   84,451     99,432       20,165
    Debentures                              752,523    794,802      179,685
    Total long term liabilities             932,769  1,008,890      222,724

    Total liabilities                     1,379,770  1,574,209      329,458

    Shareholders' equity                    377,986    452,698       90,255
    Non controlling interest                210,378    182,532       50,233

    Total equity                            588,364    635,230      140,488

    Total liabilities and
    shareholders' equity                  1,968,134  2,209,439      469,946

    Consolidated Statements of Operations



                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.188
                                                                  Three-month
                                                                       period
                                                                        ended
                                           Three months period       March 31
                                             ended March 31
                                                2009         2008        2009
                                         (Unaudited) (Unaudited)   (Unaudited)
                                             NIS thousands        $ thousands


    Revenues                                 301,657      279,632     72,029

    Costs and operating expenses
    Cost of revenues                         206,159      188,322     49,226
    Selling and marketing                     40,262       42,077      9,614
    General and administrative                15,650       17,274      3,737
    Non-recurring expenses                         -        4,860          -

    Total operating expenses                 262,071      252,533     62,577

    Operating income                          39,586       27,099      9,452

    Financial expenses (income), net         (27,433)      22,467     (6,551)

    Income before tax expenses                67,019        4,632     16,003
    Income tax expenses                       20,804        2,432      4,968

    Net income                                46,215        2,200     11,035

    Net income attributable
    to non-controlling interest               13,372        1,551      3,193

    Net income attributable to shareholders   32,843          649      7,842

    Basic earnings attributable to
    Shareholders per Ordinary share             1.74         0.03       0.41

    Diluted earnings attributable to
    Shareholders per Ordinary share             1.61         0.03       0.38

    Weighted average number of ordinary
    shares used to compute basic earning
    per Ordinary share                        18,923       22,935     18,923

    Weighted average number of Ordinary
    shares used to compute diluted earning
    per Ordinary share                        20,760       22,935     20,760

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        4.188
                                                                  Three-month
                                                                       period
                                                                        ended
                                           Three months period       March 31
                                             ended March 31
                                                2009         2008        2009
                                        (Unaudited) (Unaudited)   (Unaudited)
                                             NIS thousands        $ thousands

    GAAP operating income                     39,586       27,099      9,452

    Adjustments
    Amortization of acquired
    intangible assets                          5,834        6,820      1,393
    Non-recurring expenses                         -        4,860          -

                                              45,420       38,779     10,845
    Non-GAAP adjusted operating income

    GAAP tax expenses, net                    20,804        2,432      4,968

    Adjustments

    Amortization of acquired intangible
    assets Included in tax expenses, net       1,487        1,841        355

    Non-GAAP tax expenses, net                22,291        4,273      5,323

    Net income as reported                    32,843          649      7,842

    Non-controlling interest in operations
    of consolidated subsidiaries              13,372        1,551      3,193
    Income tax                                20,804        2,432      4,968
    Non-recurring expenses                         -        4,860          -
    Financial expenses (income), net         (27,433)      22,467     (6,551)
    Stock compensation in accordance
    with SFAS 123(R)                           1,239            -        296
    Depreciation and amortization             27,809       28,349      6,640

    Adjusted EBITDA                           68,634       60,308     16,388



    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: May 20, 2009